

Mail Stop 3720

October 23, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

>   **RE: Emerson Radio Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2008**
>   **Filed July 11, 2008**
>
>   **Form 10-K for Fiscal Year Ended March 31, 2009**
>   **Filed July 14, 2009**
>
>   **Form 10-Q for Fiscal Period Ended June 30, 2009**
>   **File No. 001-07731**

Dear Mr. Pitts:

    We have reviewed your response letter dated September 25, 2009 as well as your filings and have the following comment. As noted in our comment letter dated January 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended September 30, 2009

1.   We note your response to our comment letter dated August 12, 2009. Please revise your disclosures in future filings to specifically discuss your accounting policies relating to reductions in gross revenues so that these policies and their impact on your financial statements are wholly transparent to investors. For each type of reduction in gross revenue please disclose: a description of its nature including when in the sales process it is given or estimated, the accounting policy and the underlying basis in GAAP, the amount accrued at the end of the reporting periods, and the amount recorded as contra revenue during the reporting periods. In addition, please provide in the footnotes to your financial statements separate rollforwards for the sales allowance and marketing support expense accrual and the accrual for incentives anticipated, but not offered; disclose the beginning

balance of the account, additional accruals recorded, reversals, other adjustments and ending the balance for each reporting period. Furthermore, within your critical accounting policies disclosure you should include a detailed discussion of these accounting policies as well and how you develop the estimates used in recording the accrual and the process you go through to ensure it is adequate and reasonable. Please provide us in your written response, a draft of your proposed financial statement and critical accounting policy disclosures.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director